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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                              Concord Camera Corp.
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    206156101
                                 (CUSIP Number)

         Kronish, Lieb, Weiner & Hellman LLP     1114 Avenue of the Americas
             Attn: Ralph J. Sutcliffe, Esq.      New York, New York 10036
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 4, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  Page 1 of __

                                  SCHEDULE 13D


CUSIP No.   206156101                                  Page 2  of    Pages



    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Steve Jackel

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) X
                                                            (b)

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

                   N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

       NUMBER OF             7     SOLE VOTING POWER

         SHARES                         162,250

      BENEFICIALLY           8     SHARED VOTING POWER

     OWNED BY EACH                      126,667

       REPORTING             9     SOLE DISPOSITIVE POWER

      PERSON WITH                       288,917

                            10     SHARED DISPOSITIVE POWER

                                           0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   288,917

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.7%

   14     TYPE OF REPORTING PERSON*

                   IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   206156101                                  Page 3  of     Pages



    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Brian King

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) X
                                                                      (b)
    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

                   N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

       NUMBER OF             7     SOLE VOTING POWER

         SHARES                            0

      BENEFICIALLY           8     SHARED VOTING POWER

     OWNED BY EACH                        34,833

       REPORTING             9     SOLE DISPOSITIVE POWER

      PERSON WITH                        34,833

                            10     SHARED DISPOSITIVE POWER

                                           0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   34,833

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.3%

   14     TYPE OF REPORTING PERSON*

                   IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   206156101                                 Page 4   of    Pages



    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Ira B. Lampert

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) X
                                                                 (b)

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

                   N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

       NUMBER OF             7     SOLE VOTING POWER

         SHARES                         391,350

      BENEFICIALLY           8     SHARED VOTING POWER

     OWNED BY EACH                      310,333

       REPORTING             9     SOLE DIPOSITIVE POWER

      PERSON WITH                       701,683

                            10     SHARED DISPOSITIVE POWER

                                          0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   701,683

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.4%

   14     TYPE OF REPORTING PERSON*

                   IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   206156101                                  Page  5  of    Pages



    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Lawrence Pesin

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) X
                                                                     (b)

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

                   N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

       NUMBER OF             7     SOLE VOTING POWER

         SHARES                           0

      BENEFICIALLY           8     SHARED VOTING POWER

     OWNED BY EACH                      34,833

       REPORTING             9     SOLE DIPOSITIVE POWER

      PERSON WITH                       34,833

                           10      SHARED DISPOSITIVE POWER

                                         0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   34,833

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.3%

   14     TYPE OF REPORTING PERSON*

                   IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   206156101                                  Page 6  of     Pages



    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Eli Shoer

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                        (b)


    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

                   N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


    6     CITIZENSHIP OR PLACE OF ORGANIZATION


       NUMBER OF             7     SOLE VOTING POWER

         SHARES                          87,500

      BENEFICIALLY           8     SHARED VOTING POWER

     OWNED BY EACH                      12,667

       REPORTING             9     SOLE DIPOSITIVE POWER

      PERSON WITH                       100,167

                            10     SHARED DISPOSITIVE POWER

                                           0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   100,167

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.9%

   14     TYPE OF REPORTING PERSON*

                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   206156101                                     Page 7  of    Pages




    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Gary M. Simon

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) X
                                                                       (b)

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

                   N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

       NUMBER OF             7      SOLE VOTING POWER

         SHARES                            0

      BENEFICIALLY           8     SHARED VOTING POWER

     OWNED BY EACH                      31,666

       REPORTING             9     SOLE DISPOSITIVE POWER

      PERSON WITH                       31,666

                            10     SHARED DISPOSITIVE POWER

                                             0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   31,666

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.3%

   14     TYPE OF REPORTING PERSON*

                   IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No.   206156101                                 Page  8   of      Pages



    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Arthur Zawodny

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                        (b)

    3     SEC USE ONLY


    4     SOURCE OF FUNDS*

                   N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

       NUMBER OF             7     SOLE VOTING POWER

         SHARES                          10,000

      BENEFICIALLY           8     SHARED VOTING POWER

     OWNED BY EACH                       8,867

       REPORTING             9     SOLE DISP0SITIVE POWER

      PERSON WITH                       18,867

                            10     SHARED DISPOSITIVE POWER

                                   0

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   18,867

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.2%

   14     TYPE OF REPORTING PERSON*
                   IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          (INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

         This Amendment amends and restates a statement on Schedule 13D previously filed with the Securities and Exchange Commission on November 17, 1995. Because this is the first electronic amendment to a paper format Schedule 13D, this Amendment restates and amends the original Schedule 13D pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended.

Item 1.  Security and Issuer

         This Amendment relates to the common stock, no par value per share (the "Common Stock"), of Concord Camera Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 35 Mileed Way, Avenel, New Jersey 07001.


Item 2.  Identity and Background

         The name and principal occupation of each of the persons filing this statement (the "Filing Persons") are set forth below. Except as set forth below, each Filing Person is a U.S. citizen, each principal occupation refers to employment with the Company and each Filing Person has his business address at 35 Mileed Way, Avenel, New Jersey 07001. The principal business of the Company is the design, manufacture, marketing, distribution and sale of popularly-priced cameras.


                    Principal
Name                Occupation

Steve Jackel        Chief Operating Officer and President
Brian King          Vice President of Corporate and Strategic Development and
                    Secretary
Ira B. Lampert      Chairman and Chief Executive Officer
Lawrence Pesin      Vice President Global Marketing
Eli Shoer           Executive Vice President
Gary M. Simon(a)
Arthur Zawodny      Director - Design Engineering

---------------------------

(a) Mr. Simon was the Company's Chief Financial Officer until his resignation effective July 31, 1996.
         Mr. Simon is currently a consultant to the Company.

         Mr. King and Mr. Pesin were not Filing Persons when the original
         Schedule 13D was filed. They became members of the "Group" for purposes of Schedule 13D after the date the original Schedule 13D was filed.

         George Erfurt, Vice President National Account Manager of the Company until his resignation effective January 24, 1997, was a member of the Group at the time of the original filing. Upon his resignation, Mr. Erfurt's membership in the group ceased.

         During the last five years, no Filing Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




                                  Page 9 of __

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to purchase agreements (the "Purchase Agreements"), each of the Filing Persons purchased shares (the "Purchased Shares") pursuant to the terms of the Management Equity Provisions of the Company's Stock Incentive Plan (the "Plan"). The purchase price for such shares was $5.375 per share. As payment for such shares, each Filing Person executed a full recourse note for the purchase price of such shares (each a "Note"; collectively, the "Notes") and pledged the purchased shares as security for the payment of the Note. See Item 6 below for a more complete description of the terms of the Notes.


Item 4.  Purpose of Transaction

         Each Filing Person purchased the shares of the Company pursuant to grants under the Plan. The purpose of such acquisitions was to increase the financial commitment of senior management to the Company's success and to provide such senior management with meaningful participation in significant increases in shareholder value.

         Pursuant to the terms of the Plan and the Purchase Agreements, the Company was going to issue to each Filing Person that number of restricted shares equal to the number of shares purchased under the Plan (100% of such number of restricted shares being referred to herein as the "Restricted Shares") on the terms and conditions set forth below:

                  (i) 33-1/3% of the Restricted Shares on the first date, if any, up to and including August 31, 1997, on which Fair Market Value (as hereinafter defined) was at least $10.00,

                  (ii) 66-2/3% of the Restricted Shares (less the percentage, if any, of the Restricted Shares previously issued) on the first date, if any, up to and including February 28, 1999, on which Fair Market Value was at least $15.00, and

                  (iii) 100% of the Restricted Shares (less the percentage, if any, of Restricted Shares previously issued) on the first date, if any, up to and including August 31, 2000, on which Fair Market Value was at least $20.00.

         "Fair Market Value" on any date means the average of the closing prices for the Common Stock for the 20 consecutive trading days immediately preceding such date. The closing price for the Common Stock on any date shall be the closing price thereof officially reported on that date (or, if there were no sales on that date, on the next preceding date on which such closing price was recorded) by the principal national securities exchange on which such Common Stock is listed or admitted to trading, or if such Common Stock is not listed or admitted to trading on any such national securities exchange, the closing price as furnished by the National Association of Securities Dealers through NASDAQ or a similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, as determined in good faith by resolution of the Board of Directors of the Company (whose determination shall be conclusive), based on the best information available to it.

         The Restricted Shares were subject to forfeiture prior to vesting under certain conditions.

         Pursuant to Amendments to each of the Purchase Agreements, dated February 28, 1997 (the "Amendments"), the Company was relieved of its obligation to issue any Restricted Shares. Instead, each Filing Person received, as of December 22 ,1996, options to purchase that number of shares of Common



                                  Page 10 of __

Stock (the "Option Shares") equal to the number of Purchased Shares purchased by such Filing Person, which number is set forth opposite each Filing Person's name on the following table:

         Filing Person                                  Number of Options

         Steve Jackel                                        100,000
         Brian King                                           27,500
         Ira B. Lampert                                      245,000
         Lawrence Pesin                                       27,500
         Eli Shoer                                            10,000
         Arthur Zawodny                                        7,000
         Gary M. Simon                                        25,000

The options vested as to 20% of the Option Shares covered thereby as of December 22, 1996, and the balance of the shares covered thereby began vesting December 31, 1996 in equal monthly installments over a four-year period during the term of employment or consultancy. The unvested portion will immediately become vested in the event that the average closing price of the Common Stock for any consecutive 90 trading day period is at least $5.00. The unvested portion is cancellable upon any termination of employment or consultancy (except for death, disability or retirement).

         It is the grant of these options and the cancellation of the Company's obligation as to the Restricted Shares that are the events which require the filing of this Amendment.


Item 5.  Interest in Securities of the Issuer

         The  percentage of  outstanding  shares of Common Stock  referred to in
Item 13 of the cover pages hereof, is based upon 10,880,473 shares of Common Stock outstanding as of January 31, 1997. The following table sets forth the direct beneficial ownership of each of the Filing Persons. The table reflects the exchange of Restricted Shares for options to purchase the Option Shared and the repricing of option described below:

         Owner                              Total             Percent of Class

         Steve Jackel                     288,917 1                   2.7%
         Brian King                        34,833 2                   0.3%
         Ira B. Lampert                   701,683 3                   6.4%
         Lawrence Pesin                    34,833 4                   0.3%
         Eli Shoer                        100,167 5                   0.9%
         Gary M. Simon                     31,666 6                   0.3%
         Arthur Zawodny                    18,867 7                   0.2%
         All Filing Persons
             as a Group                 1,210,966                    11.1%

---------------------------

1. Represents 100,000 shares purchased pursuant to a Purchase Agreement and 188,917 shares underlying stock options. Excludes 142,333 shares underlying options which will not become exercisable within 60 days of January 31, 1997.




                                  Page 11 of __

2. Represents 27,500 shares purchased pursuant to a Purchase Agreement and 7,333 shares underlying stock options. Excludes 65,167 shares underlying options which will not become exercisable within 60 days of January 31, 1997.

3. Represents 53,850 shares purchased on the open market, 245,000 shares purchased pursuant to a Purchase Agreement and 402,833 shares underlying stock options. Excludes 452,167 shares underlying options which will not become exercisable within 60 days of January 31, 1997.

4. Represents 27,500 shares purchased pursuant to a Purchase Agreement and 7,333 shares underlying stock options. Excludes 65,167 shares underlying options which will not become exercisable within 60 days of January 31, 1997.

5. Includes 10,000 shares purchased pursuant to a Purchase Agreement and 90,167 shares underlying stock options. Excludes 51,083 shares underlying options which will not become exercisable within 60 days of January 31, 1997.

6. Represents 25,000 shares purchased pursuant to Purchase Agreement and 6,666 shares underlying stock options.

7. Represents 7,000 shares purchased pursuant to a Purchase Agreement and 11,867 shares underlying stock options. Excludes 17,133 shares underlying options which will not become exercisable within 60 days of January 31, 1997.

         Subject to the restrictions set forth in the Purchase Agreements as amended, which restrictions are described in Item 6. below, each Filing Person has the sole right to dispose of his shares of Common Stock. In addition, in connection with the Amendments, each Filing Person agreed to be bound by the terms of an Amended and Restated Voting Agreement, dated as of February 28, 1997 (the "Voting Agreement"), pursuant to which each Filing Person agreed to vote any Purchased Shares or Option Shares acquired by a Filing Person under the Plan (the "Shares") in accordance with the will of the holders of a majority of all the Shares issued under the Plan.

         In addition to the transactions described herein, the following transactions in options to purchase Common Stock have been effected during the last 60 days by any of the Filing Persons:

         As of December 22, 1996, all outstanding options held by the Filing Persons that previously had an exercise price of up to $3.99 per share remained unchanged. All such options having an exercise price at $4.00 a share or above were revised as follows:

             (a) The number of shares of Common Stock covered by each option was reduced by 25% (the reduction was applied on a pro rata basis first against the unvested installments of each option).

             (b) The exercise price for 50% of the shares covered by the revised option was repriced to be $2.00 per share, for 25% was repriced to be $2.50 per share, and for 25% to be $3.00 per share.

             (c)    Vesting of the repriced options remained unchanged.



                                  Page 12 of __






         The  following  table  details the above changes in options held by the Filing  Persons  exclusive  of the options granted in lieu of the  contingent restricted stock awards discussed above:



                           OPTIONS HELD PRIOR TO CHANGES OF 12/22/96(1)                       TERMS OF ORIGINAL GRANT
                   ------------------------------------------------------------       ----------------------------------------
                        # OF                                                                          END OF
                     UNDERLYING            OPTION     VESTED        UNVESTED             GRANT        VESTING      VESTING
                       SHARES              PRICE      SHARES         SHARES              DATE         PERIOD        METHOD
                      --------            -------    --------       --------            ------       --------      -------

Ira B. Lampert            260,000          4.0000         172,500     87,500(2)           9/30/94        8/31/98     quarterly
                          340,000          4.0000         252,500     87,500(2)            7/1/93        8/31/97     quarterly

-----------------  --------------  -------------- --------------- ------------- ----  -----------  ------------- -------------
Steve Jackel               25,000          3.0000          25,000             0            5/1/95       12/31/95          100%
                           75,000          4.0000          75,000             0            5/1/95        4/30/96          100%
                          200,000          4.0000          95,000       105,000           2/15/95       12/31/98        weekly

-----------------  --------------  -------------- --------------- ------------- ----  -----------  ------------- -------------
Eli Shoer                  75,000          4.0000          50,000        25,000           10/1/94        9/30/97        annual
                           75,000          3.2500          75,000             0           10/4/94        10/4/94        annual

-----------------  --------------  -------------- --------------- ------------- ----  -----------  ------------- -------------
Brian King                 60,000          4.0000               0        60,000            5/7/96         5/7/99        annual

-----------------  --------------  -------------- --------------- ------------- ----  -----------  ------------- -------------
Lawrence Pesin             60,000          4.0000               0        60,000            5/7/96         5/7/99        annual

-----------------  --------------  -------------- --------------- ------------- ----  -----------  ------------- -------------
Arthur Zawodny             12,000          3.2500          12,000             0          10/21/94       10/21/94        annual
                            8,000          3.2500           4,000         4,000          10/21/94        5/31/98        annual
                           12,000          2.8125           6,000         6,000           5/15/96        5/15/97        annual

-----------------  --------------  -------------- --------------- ------------- ----  -----------  ------------- -------------





                                     OPTIONS HELD AFTER 12/22/96         OPTIONS HELD AFTER 12/22/96 WITH ORIGINAL EXERCISE PRICE
                         # OF        NUMBE
                       OPTIONS       R OF      SHARES     SHARES
                       CANCELED     SHARES     VESTED    UNVESTED                PRICE           VESTED               UNVESTED


Ira B. Lampert           (65,000)    195,000    129,375   65,625(2)              4.0000                 0                 0(2)
                         (85,000)    255,000    189,375   65,625(2)              4.0000                 0                0 (2)
-------------------- ------------  --------- ---------- -----------  --- --------------  ----------------  -------------------
Steve Jackel                    0     25,000     25,000           0              3.0000            25,000                    0
                         (18,750)     56,250     56,250           0              4.0000                 0                    0
                         (50,000)    150,000     71,250      78,750              4.0000                 0                    0
-------------------- ------------  --------- ---------- -----------  --- --------------  ----------------  -------------------
Eli Shoer                (18,750)     56,250     37,500      18,750              4.0000                 0                    0
                                0     75,000     75,000           0              3.2500            75,000                    0
-------------------- ------------  --------- ---------- -----------  --- --------------  ----------------  -------------------
Brian King               (15,000)     45,000          0      45,000              4.0000                 0                    0
-------------------- ------------  --------- ---------- -----------  --- --------------  ----------------  -------------------
Lawrence Pesin           (15,000)     45,000          0      45,000              4.0000                 0                    0
-------------------- ------------  --------- ---------- -----------  --- --------------  ----------------  -------------------
Arthur Zawodny                  0     12,000     12,000           0              3.2500            12,000                    0
                                0      8,000      4,000       4,000              3.2500             4,000                4,000
                                0     12,000      6,000       6,000              2.8125             6,000                6,000
-------------------- ------------  --------- ---------- -----------  --- --------------  ----------------  -------------------

                                 Page 13 of __




               OPTIONS HELD AFTER 12/22/96 WITH NEW EXERCISE PRICE
    ----------------------------------------------------------------------------------------------------------
                                $2.00 PRICE               $2.50 PRICE                 $3.00 PRICE       TOTAL OUTSTANDING
                         VESTED     UNVESTED       VESTED      UNVESTED        VESTED     UNVESTED       VESTED      UNVESTED


Ira B. Lampert           64,687    32,813(2)       32,344     16,406(2)        32,344    16,406(2)      129,375     65,625(2)
                         94,687    32,813(2)       47,344     16,406(2)        47,344    16,406(2)      189,375     65,625(2)

-----------------  ------------ ------------ ------------  ------------  ------------ ------------ ------------  ------------
Steve Jackel                  0            0            0             0             0            0       25,000             0
                         28,125            0       14,062             0        14,063            0       56,250             0
                         35,625       39,375       17,812        19,688        17,813       19,687       71,250        78,750

-----------------  ------------ ------------ ------------  ------------  ------------ ------------ ------------  ------------
Eli Shoer                18,750        9,375        9,375         4,687         9,375        4,688       37,500        18,750
                              0            0            0             0             0            0       75,000             0

-----------------  ------------ ------------ ------------  ------------  ------------ ------------ ------------  ------------
Brian King                    0       22,500            0        11,250             0       11,250            0        45,000

-----------------  ------------ ------------ ------------  ------------  ------------ ------------ ------------  ------------
Lawrence Pesin                0       22,500            0        11,250             0       11,250            0        45,000

-----------------  ------------ ------------ ------------  ------------  ------------ ------------ ------------  ------------
Arthur Zawodny                0            0            0             0             0            0       12,000             0
                              0            0            0             0             0            0        4,000         4,000
                              0            0            0             0             0            0        6,000         6,000

-----------------  ------------ ------------ ------------  ------------  ------------ ------------ ------------  ------------


(1)      For each person listed, excludes contingent restricted stock awards.

(2) Excludes a stock option for 150,000 Common Shares at $6.00 that is contingent upon the consummation of an acquisition described in Mr. Lampert's employment agreement.

No other person has the right or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by any of the Filing Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Purchase Agreements, during the one-year period commencing as of the date of such agreements, provided that the Filing Person is then in the employ of the Company or any subsidiary thereof or performing consulting activities for the Company or any subsidiary thereof, each Filing Person may not sell, assign, transfer, pledge or otherwise encumber or dispose of any of the Purchased Shares except for (i) the pledge of the Purchased Shares as collateral securing a Note, (ii) the application of the Purchased Shares to pay interest on a Note, and (iii) transfers of the Shares to members of the Filing Person's immediate family or trusts for the benefit of any members of Purchaser's immediate family (which individual remains subject to the terms of the Purchase Agreements). Other than for Mr. King and Mr. Pesin, such one-year period expired on November 7, 1996 and the above limitation is no longer applicable. The one-year period for Mr. King and Mr. Pesin will expire on May 7, 1997. As of May 7, 1996, Mr. Lampert's Purchase Agreement was amended so that in addition to the above he was permitted to transfer Purchased Shares to the Company. Mr. Lampert sold 55,000 Purchased Shares to the Company, which shares were subsequently purchased by Mr. King and Mr. Pesin.

         In addition, pursuant to the Purchase Agreements as amended, so long as the Filing Person remains an employee or performs consulting activities for the Company or any subsidiary thereof, the Filing Person (including, for this purpose, members of the Filing Person's immediate family and any trusts for the benefit of any members of the Filing Person's immediate family) must continue to beneficially own

                                 Page 14 of __
shares of Common Stock in an amount not less than 50% of the sum of (i) the Purchased Shares, plus (ii) the Option Shares, if any, issued to the Filing Person pursuant to the Plan as described in Item 4.

         As payment for the Purchased Shares, each Filing Person executed a five year, six percent, secured note in favor of the Company for the full purchase price of the Purchased Shares. In connection with the Amendments, all the Notes were amended and restated. To secure the Note, each Filing Person has granted to the Company a security interest in the Purchased Shares and pledged the Purchased Shares to the Company.

         Interest on the Note is payable annually, in arrears, and must be paid in cash, except that so long as the Filing Person remains an employee of the Company or any subsidiary thereof or performs consulting activities for any thereof, the Filing Person may pay the interest on the Note by applying a portion of the Purchased Shares to such payment or by delivering a secured promissory, substantially on the same terms as the Note, in the principal amount of the interest payment.

         If a Filing Person ceases to be an employee of the Company or any subsidiary thereof or ceases to be engaged in consulting activities for any thereof, all amounts owing under such Filing Person's Note will become immediately due and payable.

         Concurrently with the execution of their respective Purchase Agreements and Notes, each Filing Person entered into a Voting Agreement pursuant to which each Filing Person agreed to vote all of their Purchased Shares and Restricted Shares in accordance with the determination of the holders of a majority of all of the Purchased Shares and Restricted Shares held by the Filing Persons. To effect the foregoing, each of the Filing Persons delivered to Ira B. Lampert an irrevocable proxy and agreed that prior to any transfer of Purchased Shares and Restricted Shares, such Filing Person will cause the transferee (A) to agree in writing with Lampert to be bound by the provisions of the Voting Agreement and
(B) to execute and deliver to Lampert an irrevocable proxy. Concurrently with the Amendments, the Voting Agreement and the irrevocable proxies were amended and restated to include the Option Shares and to delete the Restricted Shares.


Item 7.  Materials to be Filed as Exhibits


  A.     Amended and Restated Management Equity Provisions of the Company's Stock Incentive Plan.

  B.     Purchase Agreements, dated as May 7, 1996, between the Company and each of Brian King and
         Lawrence Pesin.

  C.     Amendment No. 1 to Purchase Agreements, dated February 28, 1997, among the Company and each of Ira B. Lampert, Eli Shoer, Gary M. Simon, Steve Jackel, Brian King, Lawrence Pesin and
         Arthur Zawodny.

  D.     Voting Agreement, dated as of November 7, 1995, among Ira B. Lampert, George Erfurt, Eli
         Shoer, Gary M. Simon, Steve Jackel and Arthur Zawodny.

  E.     Voting Agreement dated May 7, 1996 by Brian King and Lawrence Pesin.

  F.     Amended and Restated Voting Agreement, dated February 28, 1997, among Ira B. Lampert, Eli
         Shoer, Gary M. Simon, Steve Jackel, Brian King, Lawrence Pesin and Arthur Zawodny.

  G.     Notes, dated as of May 7, 1996, from each of Brian King and Lawrence Pesin to the Company.



                                  Page 15 of __



  H.     Agreement, dated as of May 7, 1996, by and between the Company and Ira B. Lampert.

  I.     Amended and Restated Secured Promissory Notes, dated as of November 7, 1995, from each of
         Ira B. Lampert, Eli Shoer, Gary M. Simon, Steve Jackel and Arthur Zawodny to the Company.

  J.     Amended and Restated Secured Promissory Notes, dated as of May 7, 1996, from each of Brian
         King and Lawrence Pesin to the Company.



                                  Page 16 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1997


                                               /s/ Steve Jackel
                                              Name: Steve Jackel



                                  Page 17 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1997


                                           /s/ Brian King
                                          Name: Brian King



                                  Page 18 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1997


                                        /s/ Ira B. Lampert
                                        Name: Ira B. Lampert



                                  Page 19 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1997


                                       /s/ Lawrence Pesin
                                       Name: Lawrence Pesin



                                  Page 20 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1997


                                      /s/ Eli Shoer
                                      Name: Eli Shoer



                                  Page 21 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1997


                                     /s/ Gary M. Simon
                                     Name: Gary M. Simon



                                  Page 22 of __

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 28, 1997


                                   /s/ Arthur Zawodny
                                   Name: Arthur Zawodny



                                  Page 23 of __



                                                   EXHIBIT INDEX




Exhibit                                                                                   Sequentially
                                                                                          Numbered
                                                                                          Page
A.   Amended and Restated Management Purchase Provisions of the Company's Stock
     Incentive Plan.

B. Purchase Agreements, dated as May 7, 1996, between the Company and each of Brian King and Lawrence Pesin.

C.   Amendment No. 1 to Purchase Agreements, dated February 28, 1997, among the
     Company and each of Ira B. Lampert, Eli Shoer, Gary M. Simon, Steve Jackel,
     Bring King, Lawrence Pesin and Arthur Zawodny.

D.   Voting Agreement, dated as of November 7, 1995, among Ira B. Lampert,
     George Erfurt, Eli Shoer, Gary M. Simon, Steve Jackel and Arthur Zawodny.

E.   Voting Agreement dated May 7, 1996 by Brian King and Lawrence Pesin.

F.   Amended and Restated Voting Agreement, dated February 28, 1997, among Ira
     B. Lampert, Eli Shoer, Gary M. Simon, Steve Jackel, Brian King, Lawrence
     Pesin and Arthur Zawodny.

G. Notes, dated as of May 7, 1996, from each of Brian King and Lawrence Pesin to the Company.

H.   Amendment, dated as of May 7, 1996, between the Company and Ira B. Lampert.

I. Amended and Restated Secured Promissory Notes, dated as of November 7, 1995 from each of Ira B. Lampert, Eli Shoer, Gary M. Simon, Steve Jackel and
     Arthur Zawodny to the Company.

J. Amended and Restated Secured Promissory Notes, dated as of May 7, 1996, from each of Brian King and Lawrence Pesin to the Company.


                                 Page 24 of __
